Exhibit 99.1

GFL Environmental Reports Fourth Quarter and Full Year 2021 Results; Provides Full Year 2022 Guidance

Fourth Quarter 2021 Results and Full Year Highlights

•	Fourth Quarter revenue of $1,539.5 million, increase of 24.6%

•	Fourth Quarter Adjusted EBITDA[1] of $388.3 million, increase of 24.8%; Net loss of $77.4 million; Adjusted Net Income[1] of $25.9 million

•	Full Year revenue of $5,525.5 million, increase of 31.7%

•	Full Year Adjusted EBITDA[1] of $1,463.7 million, increase of 35.9%; Net loss of $606.8 million; Adjusted Net Income[1] of $155.1 million

•	Full Year Adjusted EBITDA margin[1] of 26.5%, increase of 80 basis points; Solid waste Adjusted EBITDA margin[1] of 30.9%, increase of 90 basis points

•	Full Year Adjusted Cash Flows from Operating Activities[1] of $1,080.2 million; cash flows from operating activities of $897.9 million; Adjusted Free Cash Flow[1] of $540.3 million

•	Full Year Adjusted earnings per share[1] of $0.43; Loss per share of $(1.83)

•	Completed acquisitions of approximately $785 million in annualized revenue

Full Year 2022 Guidance2

•       Revenue is estimated to be between $6,265 million and $6,365 million

•	Adjusted EBITDA[2] is estimated to be between $1,690 million and $1,730 million

•	Adjusted Free Cash Flow[2] is estimated to be between $665 million and $695 million

•	Net Leverage[2] is estimated to be approximately 4.3x

VAUGHAN, ON, February 9, 2022 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we” or “our”) today announced its results for the fourth quarter and full year 2021, as well as guidance for full year 2022.

“Our employees delivered another exceptional year of results, allowing us to exceed our increased full year 2021 guidance,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “In 2021, we grew revenue by 31.7%, driven by strong organic growth and acquisitions that outperformed expectations. We also expanded our Adjusted EBITDA margin1 and solid waste Adjusted EBITDA margin1 by 80 bps and 90 bps, respectively, demonstrating the effectiveness of our proactive pricing and efficiency initiatives to counteract increased inflationary cost pressures. I am especially proud that we were able to accomplish these results despite the continued impact of the COVID-19 pandemic in many of the markets we serve, especially in Canada.”

Mr. Dovigi added, “I am also proud of the meaningful advancements we made during the year on our ESG commitments. We enhanced the diversity of our Board of Directors with the appointment of Violet Konkle and Jessica McDonald as independent directors. We published our 2020 Sustainability Update Report, highlighting the success of our sustainability programs and continued investment in our sustainability initiatives, including joint venture arrangements through GFL Renewables for renewable natural gas facilities at four of our MSW landfills. These RNG projects, when combined with near-term arrangements at five additional MSW landfills, are anticipated to generate annual free cash flow of approximately $105 million to $125 million. We continue to evaluate other opportunities to unlock value through RNG projects.”

Mr. Dovigi continued, “We remain focused on executing on our strategy to create long-term value for all our stakeholders. In 2021, we closed 46 accretive acquisitions, completed financing initiatives to further reduce our cost of capital and realized approximately $260 million from the sale of non-core solid waste assets which we expect to continue to reinvest in organic and inorganic initiatives. Our integration plans for the acquisitions that closed in 2021 are significantly advanced and on schedule. Entering into 2022, we continue to manage a robust M&A pipeline, setting us up for another outsized year of acquisitions.”

GFL also announced today that it intends to divest of its infrastructure services division (“GFL Infrastructure”) for cash and an equity interest in a new entity, Green Infrastructure Partners Inc. (“GIPI”). GFL’s soil remediation division, currently included in its infrastructure segment, will be combined with its liquid waste segment and rebranded as “environmental services”. Subject to completion of the divestiture, GFL Infrastructure’s results will be excluded from GFL’s 2022 financial reporting.

In connection with the intended acquisition of GFL Infrastructure, GIPI will acquire Coco Paving, Inc. and its affiliates (collectively, “Coco”) to create a leading infrastructure services growth vehicle. Coco is one of Canada’s largest vertically integrated infrastructure services businesses with operations across Ontario, Quebec, Manitoba and Saskatchewan. Coco’s operations include access to over 250 aggregate sites, 33 asphalt plants, eight concrete plants and one of Canada’s largest asphalt cement terminals. The acquisition of Coco is subject to certain customary closing conditions, including clearance under the Competition Act (Canada). Closing of the Coco transaction is expected to occur in early spring 2022. GIPI will benefit from two highly regarded brands in GFL Infrastructure and Coco, significant scale and a broad portfolio of service offerings across both private and public infrastructure projects. Given the fragmented Canadian infrastructure services market, GIPI will be well positioned to expand its platform by pursuing both tuck-ins and potentially larger-sized acquisitions.

“The spin-off of GFL Infrastructure is part of GFL’s ongoing strategy to rationalize our balance sheet to maximize the value of our asset base,” said Mr. Dovigi. “We believe that our investment in the combined complementary businesses of GFL Infrastructure and Coco through Green Infrastructure Partners will result in greater value creation for our shareholders than GFL Infrastructure’s value contribution within GFL. Post-divestiture, we continue to see lots of opportunity to leverage the greater weighting in our solid waste segment both organically and through accretive acquisitions. This will also increase the comparability of our business mix with our publicly traded peers.”

Mr. Dovigi concluded, “Our Adjusted Free Cash Flow1 grew by 50.1% in 2021 putting us on track to achieve our goal of generating $1 billion of Adjusted Free Cash Flow in the next few years. I am very excited about the opportunities that still lie ahead of us. Our success in 2021 highlighted the effectiveness of our growth strategies and has set us up for success in 2022 and beyond.”

Fourth Quarter and Full Year 2021 Results

Revenue increased by 24.6% to $1,539.5 million in the fourth quarter of 2021, compared to the fourth quarter of 2020. Solid waste revenue increased by 20.2%, including 6.5% from core pricing, surcharge and commodity price increases and 3.4% from positive volume. Adjusted EBITDA1 increased by 24.8% to $388.3 million in the fourth quarter of 2021, compared to the fourth quarter of 2020. Adjusted EBITDA margin1 was 25.2% in the fourth quarter of 2021, in line with the prior year period. Net loss decreased to $77.4 million in the fourth quarter of 2021, compared to a net loss of $594.2 million in the fourth quarter of 2020. Cash flows from operating activities increased by 73.6% to $283.8 million in the fourth quarter of 2021, compared to the fourth quarter of 2020.

Revenue for the year ended December 31, 2021 was $5,525.5 million, an increase of 31.7%, compared to the year ended December 31, 2020. Adjusted EBITDA1 increased by 35.9% to $1,463.7 million for the year ended December 31, 2021, compared to the year ended December 31, 2020. Adjusted EBITDA margin1 was 26.5% for the year ended December 31, 2021, compared to 25.7% for the year ended December 31, 2020. Net loss decreased to $606.8 million for the year ended December 31, 2021, compared to a net loss of $1,102.4 million for the year ended December 31, 2020. Cash flows from operating activities increased by 78.8% to $897.9 million for the year ended December 31, 2021, compared to the year ended December 31, 2020.

Full Year 2022 Guidance2

GFL also provided its guidance for 2022, assuming the inclusion of GFL Infrastructure and excluding this segment as noted in the parentheticals below.

•	Revenue is estimated to be between $6,265 million and $6,365 million ($5,825 million and $5,925 million excluding GFL Infrastructure), representing year-over-year growth of 14% to 16%, resulting from expected organic growth of 5.0% to 6.0%, revenue from net M&A roll over of 8.0% to 8.5% and changes in foreign exchange resulting in 0.5% revenue growth.

•	Adjusted EBITDA[2] is estimated to be between $1,690 million and $1,730 million ($1,625 million and $1,665 million excluding GFL Infrastructure), assuming Adjusted EBITDA margin[2] of 27.0% to 27.2% (or 27.9% to 28.1% excluding GFL Infrastructure).

•	Adjusted Free Cash Flow[2] is estimated to be between $665 million and $695 million ($625 million and $655 million excluding GFL Infrastructure), assuming Adjusted Free Cash Flow[2] margin of 10.6% to 10.9% (or 10.7% to 11.1% excluding GFL Infrastructure).

•	Net Leverage[2] is estimated to be approximately 4.3x (approximately 4.3x excluding GFL Infrastructure), resulting from growth in Adjusted EBITDA[2] and Adjusted Free Cash Flow[2] .

The 2022 guidance excludes any impact from acquisitions not yet completed and refinancing opportunities. Implicit in forward-looking information in respect of our expectations for 2022 are certain current assumptions, including, among others, no changes to the current economic environment and that none of the jurisdictions in which GFL operates institute additional COVID-19 emergency measures including shelter-in-place or similar orders. The 2022 guidance assumes that GFL will continue to execute on its strategy of organically growing our business, leveraging our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies. See “Forward-Looking Information”.

2022 to 2023 Potential Growth Opportunities3

•	GFL expects to continue to organically grow revenue by approximately 5.0% in 2023 and to realize Adjusted EBITDA margin[3] between 28.2% to 28.4%, potentially resulting in revenue growth between $305 million and $335 million, Adjusted EBITDA[3] growth between $85 million and $95 million and Adjusted Free Cash Flow[3] growth between $55 million and $60 million during 2023.

•	GFL manages a robust pipeline of potential acquisition targets. In 2023, GFL assumes the deployment of $450 million to $525 million for acquisitions, financed from free cash flow generated by the business, resulting in potential additional revenue between $250 million and $300 million, additional Adjusted EBITDA[3] between $60 million and $75 million and additional Adjusted Free Cash Flow[3] between $45 million and $55 million.

•	GFL Renewables has entered into joint venture arrangements with established partners at four MSW landfills to date and is currently evaluating potential arrangements at five additional MSW landfills. These nine projects are expected to generate approximately $105 million and $125 million in incremental annual free cash flow.

Based on the above potential 2022 to 2023 growth opportunities, GFL’s launch off point for 2024 could be Adjusted Free Cash Flow3 between $890 million and $970 million.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(2)	Information contained in the section titled “Full Year 2022 Guidance” includes non-IFRS measures and ratios, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Net Leverage. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See Fourth Quarter and Full Year 2021 Results for the equivalent historical non-IFRS measure.

(3)	Information contained in the section titled “2022 to 2023 Potential Growth Opportunities” includes non-IFRS measures, including Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Free Cash Flow. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure. See “Non-IFRS Measures” below. See Fourth Quarter and Full Year 2021 Results for the equivalent historical non-IFRS measure. Information contained in the section titled “2022 to 2023 Potential Growth Opportunities” excludes GFL Infrastructure.

Q4 2021 Earnings and 2022 Guidance Call

GFL will host a conference call related to our fourth quarter and full year 2021 earnings and our 2022 guidance on Thursday, February 10, 2022 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-844-200-6205 (access code: 572773) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.incommglobalevents.com/registration/q4inc/9607/gfl-environmental-q4-earnings-call/. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until February 24, 2022 by dialing 1-866-813-9403 (access code: 489450). A copy of the presentation for the call will be available on our website at investors.gflenv.com or by clicking here.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 18,000 employees.

For more information, visit the GFL website at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein in the sections titled “Full Year 2022 Guidance” and “2022 to 2023 Potential Growth Opportunities”; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for non-core assets on terms acceptable to us; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; changes in laws, rules, regulations, and global standards; and the duration and severity of the COVID-19 pandemic, including variants, and its impact on the economy, the North American financial markets, our operations, our M&A pipeline and our financial results. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2021 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

In addition, GFL’s projected full year 2022 and potential 2022 to 2023 growth opportunities for Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Net Leverage are anticipated to exclude the effects of other events or circumstances in 2022 and throughout 2023 that are not representative or indicative of GFL’s results of operations. Such excluded items are not currently determinable, but may be significant, such as changes in the foreign exchange rate, the mark-to-market (gain) loss on the Purchase Contracts, the cost of refinancings and acquisition, integration, rebranding and other costs. Due to the uncertainty of the likelihood, amount and timing of any such items, GFL does not have information available to provide a quantitative reconciliation of such projections to the comparable IFRS measure.

EBITDA represents, for the applicable period, net income (loss) plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, less (c) the provision for income taxes, in each case to the extent deducted or added to/from net income (loss). We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on fuel hedges, (d) mark-to-market (gain) loss on Purchase Contracts, (e) share-based payments, (f) impairment and other charges, (g) gain on divestiture, (h) transaction costs, (i) IPO transaction costs, (j) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), and (k) deferred purchase consideration. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period (“Acquisition EBITDA Adjustments”), and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) costs associated with IPO related debt repayments, (b) prepayment penalties for early note redemption, (c) IPO transaction costs, (d) transaction costs, (e) acquisition, rebranding and other integration costs, (f) M&A related net working capital investment, (g) tax refund from CARES Act, (h) cash interest paid on TEUs, and (i) deferred purchase consideration. Management uses Adjusted Cash Flows from Operating Activities to evaluate and monitor the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds from asset divestitures, (b) normalization for excess proceeds from asset divestitures, (c) proceeds on disposal of assets, and (c) purchase of property and equipment and intangible assets. Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow are supplemental measures used by investors as a valuation and liquidity measure in our industry. Management uses Adjusted Free Cash Flow to evaluate and monitor the ongoing financial performance of GFL.

Adjusted Net Income (Loss) represents net income (loss) adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) incremental depreciation of property and equipment due to recapitalization, (d) IPO transaction costs, (e) prepayment penalties for early note redemption, (f) other loss on extinguishment of debt, (g) amortization of deferred financing costs (h) mark-to-market (gain) loss on Purchase Contracts, (i) gain on divestiture, (j) (gain) loss on foreign exchange, (k) transaction costs, (l) acquisition, rebranding and other integration costs, (m) impairment and other charges, (n) TEU amortization expense, and (o) the tax impact of the forgoing. Adjusted earnings (loss) per share is defined as Adjusted Net Income (Loss) divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer,

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Consolidated Statements of Operations and Comprehensive Loss

(In millions of dollars except per share amounts)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Revenue	$1,539.5	$1,235.6	$5,525.5	$4,196.2
Expenses
Cost of sales	1,431.6	1,363.0	4,997.9	4,006.1
Selling, general and administrative expenses	169.9	144.8	591.9	508.4
Interest and other finance costs	105.2	137.9	434.1	597.6
Deferred purchase consideration	—	—	—	2.0
(Gain) loss on sale of property and equipment	(0.8)	2.2	1.9	4.6
(Gain) loss on foreign exchange	(19.1)	(112.9)	16.2	(37.3)
Mark-to-market loss on Purchase Contracts	30.0	355.9	349.6	449.2
Impairment and other charges	—	21.4	—	21.4
Gain on divestiture	(86.4)	—	(153.3)	—
	1,630.4	1,912.3	6,238.3	5,552.0
Loss before income taxes	(90.9)	(676.7)	(712.8)	(1,355.8)
Current income tax expense	11.1	(3.8)	23.9	1.3
Deferred tax recovery	(24.6)	(78.7)	(129.9)	(254.7)
Income tax recovery	(13.5)	(82.5)	(106.0)	(253.4)
Net loss	(77.4)	(594.2)	(606.8)	(1,102.4)

Items that may be subsequently reclassified to net loss
Currency translation adjustment	(35.9)	(262.5)	(9.1)	(227.5)
Reclassification to net loss of fair value movements on cash flow hedges, net of tax	—	(13.1)	(4.4)	(13.1)
Fair value movements on cash flow hedges, net of tax	(5.5)	(11.4)	1.3	1.8
Other comprehensive loss	(41.4)	(287.0)	(12.2)	(238.8)
Total comprehensive loss	$(118.8)	$(881.2)	$(619.0)	$(1,341.2)

Loss per share
Basic and diluted(1)	$(0.25)	$(1.69)	$(1.83)	$(3.10)
Weighted and diluted weighted average number of shares outstanding(2)	363,051,517	360,366,000	361,566,007	360,383,291

(1)	Basic and diluted loss per share is calculated on net loss adjusted for amounts attributable to preferred shareholders. Refer to Note 15 in our audited consolidated financial statements and the related notes for the year ended December 31, 2021.
(2)	Basic and diluted loss per share includes the minimum conversion of TEUs into subordinate voting shares, which as at December 31, 2021 represented 25,658,711 subordinate voting shares (33,991,500 subordinate voting shares as at December 31, 2020).

GFL Environmental Inc.

Consolidated Statements of Financial Position

(In millions of dollars)

(unaudited)

	December 31, 2021	December 31, 2020
Assets
Cash	$190.4	$27.2
Trade and other receivables, net	1,134.7	867.3
Prepaid expenses and other assets	170.6	133.7
Current assets	1,495.7	1,028.2

Property and equipment, net	6,010.6	5,074.8
Intangible assets, net	3,330.0	3,093.4
Other long-term assets	36.3	33.2
Goodwill	7,501.1	6,500.4
Non-current assets	16,878.0	14,701.8
Total assets	18,373.7	15,730.0

Liabilities
Accounts payable and accrued liabilities	1,319.7	1,014.8
Income taxes payable	25.8	9.1
Long-term debt	17.2	4.6
Lease obligations	50.9	37.5
Due to related party	12.8	12.8
Tangible equity units	56.9	59.2
Landfill closure and post-closure obligations	39.1	55.3
Current liabilities	1,522.4	1,193.3

Long-term debt	7,961.8	6,161.5
Lease obligations	257.4	153.7
Other long-term liabilities	41.0	37.2
Due to related party	18.0	30.8
Deferred income tax liabilities	723.9	573.5
Tangible equity units	1,231.6	1,327.9
Landfill closure and post-closure obligations	841.5	680.3
Non-current liabilities	11,075.2	8,964.9
Total liabilities	12,597.6	10,158.2

Shareholders’ equity
Share capital	8,462.9	7,644.8
Contributed surplus	77.4	54.3
Deficit	(2,510.5)	(1,885.8)
Accumulated other comprehensive loss	(253.7)	(241.5)
Total shareholders’ equity	5,776.1	5,571.8
Total liabilities and shareholders’ equity	$18,373.7	$15,730.0

GFL Environmental Inc.

Consolidated Statements of Cash Flows

(In millions of dollars)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020
Operating activities
Net loss	$(77.4)	$(594.2)	$(606.8)	$(1,102.4)
Adjustments for non-cash items
Depreciation of property and equipment	278.9	439.7	931.8	810.6
Amortization of intangible assets	126.7	107.5	461.2	427.0
Gain on divestiture	(86.4)	—	(153.3)	—
Impairment and other charges	—	21.4	—	21.4
Interest and other finance costs	105.2	137.9	434.1	597.6
Share-based payments	14.5	10.8	45.7	37.9
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs	(19.1)	(119.6)	14.8	(37.3)
Loss on sale of property and equipment	(0.8)	2.2	1.9	4.6
Mark-to-market loss on Purchase Contracts	30.0	355.9	349.6	449.2
Mark-to-market loss on fuel hedges	—	—	—	1.8
Current income tax expense	11.1	(3.8)	23.9	1.3
Deferred tax recovery	(24.6)	(78.7)	(129.9)	(254.7)
Interest paid in cash on Amortizing Notes component of TEUs	(0.9)	(1.4)	(4.2)	(4.9)
Interest paid in cash, excluding interest paid on Amortizing Notes	(88.3)	(124.8)	(286.4)	(402.2)
Prepayment penalties for early note redemption	—	(35.5)	(49.3)	(35.5)
Income taxes (paid) received in cash, net	(4.4)	(1.0)	(11.0)	4.3
Investment in acquisition related net working capital items	(5.6)	(15.9)	(41.0)	(15.9)
Changes in non-cash working capital items, excluding investment in acquisition related net working capital items	36.5	72.5	(46.1)	21.1
Landfill closure and post-closure expenditures	(11.6)	(9.5)	(37.1)	(21.7)
	283.8	163.5	897.9	502.2
Investing activities
Proceeds on disposal of assets	89.3	5.5	259.7	16.0
Purchase of property and equipment	(229.4)	(122.6)	(647.2)	(428.3)
Business acquisitions, net of cash acquired	(996.5)	(2,776.7)	(2,299.7)	(3,941.2)
	(1,136.6)	(2,893.8)	(2,687.2)	(4,353.5)
Financing activities
Repayment of lease obligations	(14.6)	(12.6)	(74.0)	(72.7)
Issuance of long-term debt	205.9	2,036.1	3,816.0	4,667.9
Repayment of long-term debt	(639.2)	(1,772.8)	(2,010.8)	(6,200.3)
Payment of contingent purchase consideration and holdbacks	(4.0)	(19.7)	(23.6)	(31.1)
Issuance of share capital, net of issuance costs	372.5	785.1	372.5	4,042.7
Issuance of TEUs, net of issuance costs	—	—	—	1,006.9
Repayment of Amortizing Notes	(14.0)	(13.4)	(54.1)	(42.8)
Dividends issued and paid	(4.8)	(4.4)	(17.9)	(13.1)
Return of capital	—	—	—	(0.8)
Payment of financing costs	—	—	(30.6)	(41.0)
Issuance of loan from related party	(2.5)	(21.3)	—	29.0
Repayment of loan to related party	—	(2.9)	(12.8)	(6.4)
	(100.7)	974.1	1,964.7	3,338.3

(Decrease) increase in cash	(953.5)	(1,756.2)	175.4	(513.0)
Changes due to foreign exchange revaluation of cash	(5.6)	(33.8)	(12.2)	(34.6)
Cash, beginning of period	1,149.5	1,817.2	27.2	574.8
Cash, end of year	190.4	27.2	190.4	27.2

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2021, as well as our audited consolidated financial statements and notes thereto for the year ended December 31, 2020.

Revenue Growth

The following table summarizes the revenue growth in our segments:

	Three months ended December 31, 2021
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid waste
Canada	9.9%	9.3%	—%	19.2%
USA	15.4	10.1	(3.6)	21.9
Total solid waste	13.6	9.9	(2.4)	21.1
Infrastructure and soil remediation	5.1	(1.7)	(0.3)	3.1
Liquid waste	85.4	4.7	(1.1)	89.0
Total	19.2%	8.1%	(2.1)%	25.2%

	Year ended December 31, 2021
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid waste
Canada	5.2%	9.7%	—%	14.9%
USA	46.7	8.2	(6.7)	48.2
Total solid waste	31.0	8.7	(4.1)	35.6
Infrastructure and soil remediation	4.1	(5.0)	(0.6)	(1.5)
Liquid waste	44.0	3.9	(2.3)	45.6
Total	28.9%	6.6%	(3.5)%	32.0%

Detail of Solid Waste Organic Growth

The following table summarizes the components of our solid waste organic growth for the periods indicated:

	Three months ended December 31, 2021	Year ended December 31, 2021
Price and surcharges	5.1%	4.4%
Volume	3.4	3.2
Commodity price	1.4	1.1
Total organic growth	9.9%	8.7%

Segment Results

The following table summarizes the segment results for the periods indicated:

	Three months ended December 31, 2021			Three months ended December 31, 2020
	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)
Solid waste
Canada	$382.0	$107.0	28.0%	$320.3	$87.6	27.3%
USA	811.0	250.6	30.9	671.8	211.8	31.5
Total solid waste	1,193.0	357.6	30.0	992.1	299.4	30.2
Infrastructure and soil remediation	136.6	22.6	16.5	132.4	16.4	12.4
Liquid waste	209.9	45.5	21.7	111.1	26.1	23.5
Corporate	—	(37.4)	—	—	(30.7)	—
Total	$1,539.5	$388.3	25.2%	$1,235.6	$311.2	25.2%

	Year ended December 31, 2021			Year ended December 31, 2020
	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)
Solid waste
Canada	$1,410.9	$411.5	29.2%	$1,229.3	$338.2	27.5%
USA	2,992.7	948.6	31.7	2,025.8	639.2	31.6
Total solid waste	4,403.6	1,360.1	30.9	3,255.1	977.4	30.0
Infrastructure and soil remediation	519.5	92.2	17.7	527.3	91.6	17.4
Liquid waste	602.4	147.5	24.5	413.8	97.9	23.7
Corporate	—	(136.1)	—	—	(90.2)	—
Total	$5,525.5	$1,463.7	26.5%	$4,196.2	$1,076.7	25.7%

Net Leverage

The following table presents the calculation of Net Leverage for the periods indicated (all amounts are in millions of dollars unless otherwise stated):

	December 31, 2021		December 31, 2020
Total long-term debt	$7,979.0		$6,166.1
Deferred finance costs and other adjustments	57.9		58.5
Total long-term debt excluding deferred finance costs and other adjustments	$7,921.1		$6,107.6
Less: cash	(190.4)		(27.2)
	7,730.7		6,080.4
Trailing twelve months Adjusted EBITDA(1)	1,463.7		1,076.7
Acquisition EBITDA Adjustments(2)	163.8		238.3
Run-Rate EBITDA(2)	$1,627.5		$1,315.0
Net Leverage(2)	4.75	x	4.62	x

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.
(2)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our Net Loss to EBITDA and Adjusted EBITDA for the periods presented:

($ millions)	Three months ended December 31, 2021	Three months ended December 31, 2020
Net loss(1)	$(77.4)	$(594.2)
Add:
Interest and other finance costs	105.2	137.9
Depreciation of property and equipment	278.9	439.7
Amortization of intangible assets	126.7	107.5
Income tax recovery(1)	(13.5)	(82.5)
EBITDA	419.9	8.4
Add:
Gain on foreign exchange(2)	(19.1)	(112.9)
(Gain) loss on sale of property and equipment	(0.8)	2.2
Mark-to-market loss on Purchase Contracts(3)	30.0	355.9
Share-based payments(4)	14.5	10.8
Impairment and other charges	—	21.4
Gain on divestiture(5)	(86.4)	—
Transaction costs(6)	21.0	24.1
Acquisition, rebranding and other integration costs(8)	9.2	1.3
Adjusted EBITDA	$388.3	$311.2

($ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Net loss(1)	$(606.8)	$(1,102.4)
Add:
Interest and other finance costs	434.1	597.6
Depreciation of property and equipment	931.8	810.6
Amortization of intangible assets	461.2	427.0
Income tax recovery(1)	(106.0)	(253.4)
EBITDA	1,114.3	479.4
Add:
Loss (gain) on foreign exchange(2)	16.2	(37.3)
Loss on sale of property and equipment	1.9	4.6
Mark-to-market loss on fuel hedges	—	1.8
Mark-to-market loss on Purchase Contracts(3)	349.6	449.2
Share-based payments(4)	45.7	37.9
Impairment and other charges	—	21.4
Gain on divestiture(5)	(153.3)	—
Transaction costs(6)	64.2	60.1
IPO transaction costs(7)	—	46.2
Acquisition, rebranding and other integration costs(8)	25.1	11.4
Deferred purchase consideration	—	2.0
Adjusted EBITDA	$1,463.7	$1,076.7

(1)

Subsequent to the original issuance of the December 31, 2020 annual consolidated financial statements, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, deferred income tax liabilities increased by $107.5 million to $573.5 million and income tax recovery decreased by $107.5 million to $82.5 million for the three months ended December 31, 2020. For the year ended December 31, 2020, to correct this immaterial error, deferred income tax liabilities increased by $107.5 million to $573.5 million and income tax recovery decreased by $107.5 million to $253.4 million.

(2)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(3)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based options granted to certain members of management under share-based option plans.
(5)	Consists of gain resulting from the divestiture of certain landfill assets, as well as hauling and ancillary operations.
(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(7)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.
(8)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

Adjusted Net Income

The following tables provide a reconciliation of our Net Loss to Adjusted Net Income for the periods presented:

($ millions)	Three months ended December 31, 2021	Three months ended December 31, 2020
Net loss(1)	$(77.4)	$(594.2)
Add:
Amortization of intangible assets(2)	126.7	107.5
ARO discount rate depreciation adjustment(3)	40.1	231.7
Incremental depreciation of property and equipment due to recapitalization	4.5	4.7
Prepayment penalties for early note redemption(5)	—	35.5
Amortization of deferred financing costs	3.2	10.1
Mark-to-market loss on Purchase Contracts(7)	30.0	355.9
Gain on divestiture	(86.4)	—
Gain on foreign exchange(8)	(19.1)	(112.9)
Transaction costs(9)	21.0	24.1
Acquisition, rebranding and other integration costs(10)	9.2	1.3
Impairment and other charges	—	21.4
TEU amortization expense	0.6	0.3
Tax effect(11)	(26.5)	(71.0)
Adjusted Net Income	$25.9	$14.4
Adjusted earnings per share basic and diluted	$0.07	$0.04

($ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Net loss(1)	$(606.8)	$(1,102.4)
Add:
Amortization of intangible assets(2)	461.2	427.0
ARO discount rate depreciation adjustment(3)	54.9	231.7
Incremental depreciation of property and equipment due to recapitalization	18.4	19.0
IPO transaction costs(4)	—	46.2
Prepayment penalties for early note redemption(5)	49.3	35.5
Other loss on extinguishment of debt(6)	—	133.2
Amortization of deferred financing costs	19.7	36.1
Mark-to-market loss on Purchase Contracts(7)	349.6	449.2
Gain on divestiture	(153.3)	—
Loss (gain) on foreign exchange(8)	16.2	(37.3)
Transaction costs(9)	64.2	60.1
Acquisition, rebranding and other integration costs(10)	25.1	11.4
Impairment and other charges	—	21.4
TEU amortization expense	2.0	2.5
Tax effect(11)	(145.4)	(271.4)
Adjusted Net Income	$155.1	$62.2
Adjusted earnings per share basic and diluted	$0.43	$0.17

(1)	Subsequent to the original issuance of the December 31, 2020 annual consolidated financial statements, GFL determined the mark-to-market loss on Purchase Contracts should not be treated as a temporary difference for deferred income tax purposes. As a result, to correct this immaterial error, deferred income tax liabilities increased by $107.5 million to $573.5 million and income tax recovery decreased by $107.5 million to $82.5 million for the three months ended December 31, 2020. For the year ended December 31, 2020, to correct this immaterial error, deferred income tax liabilities increased by $107.5 million to $573.5 million and income tax recovery decreased by $107.5 million to $253.4 million.
(2)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.
(3)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.
(4)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expenses as incurred.
(5)	Consists of prepayment penalty costs associated with the early redemption of the 8.500% 2027 Notes and the 7.000% 2026 Notes.
(6)	This is a non-cash item and consists of the losses associated with the early redemption of certain notes using a portion of the net proceeds of the IPO and the redemption of the PIK Notes as part of the IPO.
(7)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(8)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.
(9)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(10)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(11)	Consists of the tax effect of the adjustments to net income (loss).

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The tables below set forth the reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods presented:

($ millions)	Three months ended December 31, 2021	Three months ended December 31, 2020
Cash flows from operating activities	$283.8	$163.5
Add:
Prepayment penalties for early note redemption(2)	—	35.5
Transaction costs(4)	21.0	24.1
Acquisition, rebranding and other integration costs(5)	9.2	1.3
M&A related net working capital investment(6)	5.6	15.9
Cash interest paid on TEUs(8)	0.9	1.4
Adjusted Cash Flows from Operating Activities	320.5	241.7
Less:
Proceeds from asset divestitures(9)	84.9	—
Proceeds on disposal of assets	4.4	5.5
Purchase of property and equipment and intangible assets	(229.4)	(122.6)
Adjusted Free Cash Flow	$180.4	$124.6

($ millions)	Year ended December 31, 2021	Year ended December 31, 2020
Cash flows from operating activities	$897.9	$502.2
Add:
Costs associated with IPO related debt repayments(1)	—	106.6
Prepayment penalties for early note redemption(2)	49.3	35.5
IPO transaction costs(3)	—	46.2
Transaction costs(4)	64.2	60.1
Acquisition, rebranding and other integration costs(5)	25.1	11.4
M&A related net working capital investment(6)	41.0	15.9
Tax refund from CARES Act(7)	(1.5)	(12.5)
Cash interest paid on TEUs(8)	4.2	4.9
Deferred purchase consideration	—	2.0
Adjusted Cash Flows from Operating Activities	1,080.2	772.3
Less:
Proceeds from asset divestitures(9)	242.5	—
Normalization for excess proceeds from asset divestitures(10)	(152.4)	—
Proceeds on disposal of assets	17.2	16.0
Purchase of property and equipment and intangible assets	(647.2)	(428.3)
Adjusted Free Cash Flow	$540.3	$360.0

(1)	Consists of costs, including related fees, premiums, accrued interest and the termination of swap arrangements, associated with the extinguishment of certain notes and the PIK Notes.
(2)	Consists of prepayment penalty costs associated with the early redemption of the 8.500% 2027 Notes and the 7.000% 2026 Notes.
(3)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.
(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(5)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(6)	Consists of net non-cash working capital in the period in relation to acquisitions.
(7)	Consists of tax refunds received related to loss carry-backs under the CARES Act applied to prior year taxable income.
(8)	Consists of interest paid in cash on the Amortizing Notes.
(9)	Consists of proceeds on divestiture of certain landfill assets, as well as hauling and ancillary operations.
(10)	Consists of excess proceeds from divestiture of certain landfill assets, as well as hauling and ancillary operations. Amount has been included on the basis that the excess proceeds will be redeployed into the business in 2022 and to reflect a normalized level of capital expenditures.